

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Daniel Trudeau
President
Anticus International Corporation
1155 Rene-Levesque Ouest
Suite 2500
Montreal, Quebec, Canada H3B 2K4

August 31, 2009

Re: **Anticus International Corporation**
Item 4.01 Form 8-K
Filed August 11, 2009, as amended August 28, 2009
File No. 0-51779

Dear Mr. Trudeau:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Michael Henderson
Staff Accountant